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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 12B-25

                                                Commission File Number 000-27597

                           NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-K           [ ] Form 20-F          [ ] Form 11-K
                 [X] Form 10-Q           [ ] Form N-SAR         [ ] Form N-CSR



         For Period Ended: April 30, 2003

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                 For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NaviSite, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 400 Minuteman Road City, state and zip code: Andover, Massachusetts 01810

                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On June 16, 2003, NaviSite, Inc. (the "Registrant") was awaiting confirmation from ClearBlue Finance, Inc. ("CBT Finance") before the Registrant filed its Quarterly Report on Form 10-Q for the period ended April 30, 2003 that CBT Finance had converted approximately $41.2 million in debt through the conversion of convertible notes and the issuance of approximately 10.5 million shares of the Registrant's common stock. In anticipation of the CBT Finance debt conversion being effected as of June 16, 2003 and a press release being publicly disseminated announcing the same, the Registrant prepared its Form 10-Q with disclosure throughout the document describing the debt conversion referenced above. The Registrant learned shortly before the 5:30 p.m. filing deadline on June 16, 2003 that CBT Finance was not yet converting its debt as planned, and the Registrant was unable to re-draft its Form 10-Q to remove the disclosure related to the then delayed CBT Finance debt conversion in time to permit filing of its Form 10-Q prior to the filing deadline. On June 17, 2003, the Registrant received notice from CBT Finance of its election to convert its debt effective as of the close of business on June 19, 2003. The Registrant is filing its Form 10-Q immediately after this Form 12b-25 with disclosure related to the election by CBT Finance to convert the debt. Due to the reasons described above, the Registrant could not have timely filed the Form 10-Q without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Jim Pluntze, Chief Financial Officer and Vice President of Finance and Strategy, (978) 946-8611.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ ]  Yes      [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable.


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                                 NaviSite, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 17, 2003                 By:     /s/ Arthur Becker
                                            -----------------------------------
                                            Name:    Arthur Becker
                                            Title:   President and
                                                     Chief Executive Officer


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